UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: November 2021

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Strategy Update, dated 30 November 2021

30 November 2021

Micro Focus International plc

Strategy Update

Micro Focus International plc ("Micro Focus" or "the Group", LSE: MCRO.L, NYSE: MFGP), the global enterprise software group, is holding a Strategy Update briefing later today for analysts and investors. The event will be hosted by Greg Lock (Chairman), Stephen Murdoch (CEO) and Matt Ashley (CFO). Micro Focus will give an update on progress with its turnaround initiatives as well as provide greater detail on its strategic priorities and financial goals. The briefing will focus on the following areas:

●      progress made in the transformation to date;

●      the significant market opportunities and specific areas of focus for the Group;

●      reshaping the company to deliver efficiencies and provide strategic flexibility;

●      core financial objectives for the Group to the end of FY23, and longer-term ambition;

●      capital structure priorities and the longer-term investment thesis.

There will be no update on current trading, nor any material new information not contained in this document.

Stephen Murdoch, Chief Executive Officer, said:

"Today we are sharing the progress of our transformation and setting out our plan to exit FY23 with a flat or better year-on-year revenue trajectory. Following the successful implementation of the Enterprise-wide platform in H2 2021 we are now able to unlock substantial cost efficiencies, a key step on our path to generating $500m Adjusted Free Cash Flow annually by the end of FY23.

Having now completed the HPE integration we can once again focus on our core objectives that we know deliver success: for customers - our commitment to delivering the innovation they need in the way they want to consume it over the long-term; for employees - creating a rewarding and inclusive environment so they can do their best work, grow, and develop; and for shareholders - consistent returns built on sustainable foundations of FCF and efficient capital allocation."

Overview

Micro Focus is at an inflection point in its transformation journey; during the presentation Stephen and Matt will provide updates on:

●     Improved Product Position: Micro Focus has, and continues to, reposition the portfolio to be better focused on growth opportunities, and is revitalising its customer-centric approach, ensuring that the innovation delivered is fully exploited by its customers. Where re-positioning is complete, Micro Focus is already executing well; and where work continues, actions are progressing as planned.
●     Restructured the Go-To-Market organisation: to prioritise and align resources with greater specialist skillsets and consistency of execution to deliver great customer experience and our financial goals. There continues to be an evolution of the business model to be product portfolio centric to deliver better customer engagement and alignment from product strategy to sales. The extension of this approach builds on the progress delivered to date in Cyber Resilience (Security) and Vertica.
●     One single Enterprise-wide platform: having now successfully closed two quarters, including Q4 (the Group's busiest trading period) on the new platform, the integration of HPE is now materially complete. Therefore, there will be no further Exceptional Costs beyond FY21 relating to this integration. The single platform and standardised global processes have already enabled Micro Focus to start to simplify the organisation and identify significant opportunities for efficiency and productivity improvements.

Matt Ashley, Chief Financial Officer, said:

" We have robust, granular plans for the next 2 years that give us confidence to achieve our core financial objectives as we exit FY23, and a strong foundation from which to execute thereafter."

●      Core Financial Objectives:
o  A flat or better year-on-year revenue trajectory as we exit FY23, from provisional (5%) revenue decline in FY21.
o  Removing $400-500m of gross annual recurring cost to achieve a reduction from the FY21 exit cost base of c. $1.9bn to c. $1.5-1.6bn (allowing for cost inflation) by the end of FY23, requiring Exceptional spend of c. $200m to deliver the savings.
o  Equity FCF run rate of $500m by the end of FY23.
o  Medium term revenue growth target of 1-2%, with AMC, Cyber Resilience, IM&G all growing in the low-to-mid single digit percentages, and ITOM and ADM achieving low single digit declines or better.

●      Capital Structure: The Group has multiple paths to value creation and reiterates its commitment to paying a 5x covered dividend and reduce leverage from 4x to 3x over the medium term.

Investor and analyst meeting

Micro Focus will host a webcast for investors and analysts today at 1pm GMT / 8am ET followed by a live Q&A session. A live webcast and recording of the presentation will be available at https://www.microfocus.com/en-us/investors during and after the event.

Access numbers for the live Q&A session:

UK & International:	+44 (0) 33 0551 0200
UK Toll Free:	0808 109 0700
US:	+1 212 999 6659
US Toll Free:	1 866 966 5335

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                       Investors@microfocus.com
Matt Ashley, CFO
Ben Donnelly, Head of Investor Relations

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

LEI: 213800F8E4X648142844

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 30 November 2021

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer